News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

For Immediate Release

FORDING TO PARTICIPATE IN RBC CAPITAL MARKETS’ INCOME TRUST INVESTOR SYMPOSIUM

CALGARY, January 23, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Jim Popowich, President, will participate in a resource panel discussion at the 8th Annual RBC Capital Markets’ Income Trust Investor Symposium being held in Toronto, Ontario on Wednesday, January 25, 2006. The discussion is scheduled for 10:30 a.m. to 11:50 a.m., EST.

Mr. Popowich will discuss key topics related to productivity which is the theme of the conference, as well as various areas related to the business of the Trust.

There will be a live audio Webcast of the panel discussion. The link is: http://www.wsw.com/webcast/rbc41/panel11/. The Webcast will also be available on the home page of the Trust’s website www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca